FEDERATED INCOME SECURITIES TRUST

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

September 15, 2015

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED INCOME SECURITIES TRUST

(the “Trust” or “Registrant”)

Federated Enhanced Treasury Income Fund

1933 Act File No. 333-206249

1940 Act File No. 811-4577

Dear Mr. Parachkevov:

The following responds to your request that we furnish a written response to the oral comments received from the Staff of the Securities and Exchange Commission (“Staff”) on September 11, 2015 and September 14, 2015 on the Trust’s Pre-Effective Amendment No. 1 to its registration statement on Form N-14, regarding the reorganization of Federated Enhanced Treasury Income Fund, a closed-end fund (“FTT”), into a newly created series of the Trust, Federated Enhanced Treasury Income Fund (“Acquiring Fund”). We are aware that the Staff prefers to establish a formal record of correspondence with registrants. Accordingly, please find the Trust’s responses to your comments below.

COMMENTS PROVIDED ON SEPTEMBER 11, 2015

Comment 1: Expand the Prospectus/Proxy Statement cover page discussion of the considerations and recommendations of the Trust’s Board regarding the reorganization.

RESPONSE: Disclosure has been added to the cover page that expands the discussion of key elements of the Board’s considerations as found in the full disclosure later in the Prospectus/Proxy Statement.

Similar disclosure has also been added to Proposal 2 under “Reasons for the Proposed Reorganization.”

Comment 2: Please explain in the cover page disclosure why the Adviser may indirectly bear some of the costs of the reorganization.

RESPONSE: The cover page disclosure under “What are the costs associated with the Reorganization?” has been revised to read: “Due to the voluntary waivers the Adviser has undertaken for both Funds, and notwithstanding that FTT is currently operating below its applicable voluntary expense cap, it is currently anticipated that the Adviser could indirectly bear some of the immediate costs associated with the Reorganization due to anticipated redemptions shortly after the Reorganization reducing the size of the Acquiring Fund.”

Comment 3: Please state that there are no obligations for the largest shareholders to remain invested in the Fund and that these shareholders may redeem.

RESPONSE: Disclosure has been added to the section “Background and Board Considerations Relating to the Reorganization.”

Comment 4: Should the agreements between the FTT shareholders and Federated Investment Management Company be filed as item 16(3) exhibits to the N-14 Registration Statement?

RESPONSE: No, those agreements do not need to be filed as item 16(3) exhibits to the N-14 Registration Statement for Federated Income Securities Trust. Item 16(3) applies to securities of the registrant, here Federated Income Securities Trust, but the agreements relate to securities of Federated Enhanced Treasury Income Fund, the acquired fund. By its terms, this item does not apply to the agreements, which neither address securities of Federated Income Securities Trust nor include the Registrant as a party. Moreover, the final rule establishing Form N-14 confirmed the including “of the registrant” was intended to mean the item in question applied to the registrant and not the acquired fund. In the proposing release, exhibits under Item 16(1) and (2) did not specify what parties’ charter and bylaws should be filed. The final rule added to term “of the registrant,” to clarify that the exhibits “apply to the registrant and not the acquired fund.” Because the term “of the registrant” appears in 16(3), it likewise does not apply to securities of the acquired fund. In addition, that item addresses voting trust agreements. While Form N-14 does not include a definition of voting trust agreement, under Delaware law, such an agreement exists when stockholders agree to transfer stock to another for the purpose of voting. That is not what the agreements provide. Finally, not filing the agreements is consistent with how other registrants that have disclosed agreements have handled their exhibits.

Comment 5: Please revise disclosure that FTT “often” traded at a discount to “consistently” traded at a discount.

RESPONSE: The requested revision has been made.

Comment 6: Please more fully describe in the strategy and risk sections in the Prospectus/Proxy Statement if the use of OTC options is a principal part of the Fund’s investment strategy.

RESPONSE: We have confirmed that the use of OTC options is not a principal part of the Fund’s investment strategy and accordingly the disclosure has been moved from the Prospectus/Proxy Statement to the Statement of Additional Information.

Comment 7: Please repeat the disclosure on the Fund’s Duration Strategy in the comparison of the investment objectives and strategies of FTT and the Fund, rather than cross-referencing to the Duration Strategy disclosed later in the document.

RESPONSE: The requested disclosure has been added.

Comment 8: Under the Fee Table, the Redemption Fee is a footnote. Please add the 1.00% fee to the table with an explanation in a footnote that the fee will expire after six months.

RESPONSE: The requested disclosure has been added.

COMMENTS PROVIDED ON SEPTEMBER 14, 2015

Comment 1:  In the Fee Table, please delete the stray notation to Footnote 3 or add a Footnote 3 if needed.

Response:  We have deleted the stray notation.

Comment 2:  In the Fee Table Footnote 1, please be more specific on when the 1% Redemption Fee will expire.

Response:  We have revised Footnote 1 to read:  “Shares redeemed within six months of the Closing Date of the Reorganization of FTT will be subject to a 1.00% redemption fee.  The redemption fee will expire at the end of the six month period following the Closing Date of the Reorganization.”

Comment 3:  Under the section “Comparison of the Funds,” in the sub-section, “Investment Objectives and Policies,” please be more specific in the new language in the fifth paragraph about the Fund’s use of derivatives in managing duration.

Response:  We have revised the relevant sentence to read as follows:  “The Adviser will adjust the Core Portfolio duration primarily through the use of futures that will provide exposure to the desired duration level.  The Fund may also use other derivative instruments.”

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Jennifer Gonzalez at (202) 778-9286 or Leslie Petrone at (724) 720-8840.

Very truly yours,

/s/ Alice Helscher

Alice Helscher

Senior Paralegal